April 19, 2021

VIA ELECTRONIC TRANSMISSION

Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds and Baron WealthBuilder Fund (Baron Select Funds, together with Baron WealthBuilder Fund, the “Registrants”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment Nos. 72 and 73 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296 (Baron New Asia Fund and Baron WealthBuilder Fund, individually, a “Fund” or collectively, the “Funds”)

Dear Ms. O’Neal:

This letter is in response to comments that the Registrants received verbally from the Staff on March 15, 2021 in connection with the Registrants’ Post-Effective Amendment Nos. 72 and 73 to the Registration Statement on Form N-1A as filed with the SEC on February 10, 2021.

In addition, in connection with this filing, the Registrants hereby state the following:

1.

The Registrants acknowledge that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrants and their management are responsible for the content of such disclosure;

2.

The Registrants acknowledge that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.

The Registrants represent that neither the Registrants nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrants’ responses to the Staff’s comments are as follows:

Baron Select Funds/Baron WealthBuilder Fund

COMMENT 1: Registration Statement— Facing Sheet

Comment: Check the box on the facing sheet that states “on (date) pursuant to paragraph (a)(1) of Rule 485.”

Response: The Registrant will check the box that states “on (date) pursuant to paragraph (a)(1) of Rule 485” when it files the 485BPOS Registration Statement with the SEC on April 30, 2021.

COMMENT 2: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Does the Adviser recoup any expenses that are waived pursuant to expense waiver agreements. If so, disclose the recoupment provision and methodology used to recoup expenses.

Response: The Adviser does not recoup any expenses that are waived pursuant to expense waiver agreements.

COMMENT 3: Summary Prospectus— Investments, Risks, and Performance —Principal Investment Strategies of the Fund

Comment: Italicize or bold the following sentences under the “Principal Investment Strategies of the Fund” section of the Summary Prospectus: “The portfolio manager decides how much of the Fund’s assets to allocate to underlying fund investments based on the outlook for, and on the relative valuations of, the Underlying Funds and the various markets in which they invest. The Fund may sell shares of the Underlying Funds for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities. The Fund may also modify the list of Underlying Funds at any time, including by adding Underlying Funds that may be created in the future, or change the Fund’s asset allocation at any time, in each case without prior approval from or notice to shareholders. At certain periods, the Fund may hold a portion of its assets in cash, money market securities or other similar liquid investments.”

Response: The Registrant will bold the sentences referred to by the Staff in the comment above when it files the 485BPOS Registration Statement with the SEC on April 30, 2021.

COMMENT 4: Summary Prospectus—Principal Risks of Investing in the Fund

Comment: Consider re-ordering the principal risks of investing in the Fund by priority. The Registrant currently includes the principal risks of investing in the Fund in alphabetical order.

Response: The Registrant will re-order the principal risks of investing in the Fund by priority, as appropriate, when it files the 485BPOS Registration Statement with the SEC on April 30, 2021.

Baron Select Funds/Baron New Asia Fund

COMMENT 1: Summary Prospectus—Principal Risks of Investing in the Fund

Comment: Consider re-ordering the principal risks of investing in the Fund by priority. The Registrant currently includes the principal risks of investing in the Fund in alphabetical order.

Response: The Registrant will re-order the principal risks of investing in the Fund by priority when it files the 485BPOS Registration Statement with the SEC on April 30, 2021.

COMMENT 2: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Please complete the Fee Table and Example and submit it to the SEC one week prior to effectiveness of the Registration Statement.

Response: Below is the completed Fee Table and Example that will be included in the Registrant’s 485BPOS Registration Statement filing on April 30, 2021.

Fees and Expenses of the Fund

The table below describes the fees and expenses that you would pay if you bought and held shares of the Fund.

Annual Fund operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Management Fee	Distribution (12b- 1) Fee	Other Expenses[1]	Total Annual Fund Operating Expenses	Expense Reimbursements	Total Annual Fund Operating Expenses After Expense Reimbursments[2]
BARON NEW ASIA FUND
Retail Shares	1.00%	0.25%	1.07%	2.32%	(0.87)%	1.45%
Institutional Shares	1.00%	0.00%	1.07%	2.07%	(0.87)%	1.20%
R6 Shares	1.00%	0.00%	1.07%	2.07%	(0.87)%	1.20%

1	Because Baron New Asia Fund is a new Fund, “Other Expenses” are based on estimated amounts for the current fiscal year.
2

BAMCO (“BAMCO” or the “Adviser”) has agreed that, pursuant to a contract with an 11-year term terminating on August 29, 2031, it will reimburse certain expense of the Fund, limiting net annual operating expenses (portfolio transaction costs, interest, dividend and extraordinary expenses are not subject to the operating expense limitation) to 1.45% of average daily net assets of Retail Shares, average daily net assets of Retail Shares, 1.20% of average daily net assets of Institutional Shares and 1.20% of average daily net assets of R6 shares. Only the Board of Trustees of the Fund may terminate the expense reimbursement agreement prior to its termination date.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, giving effect to the expense reimbursement agreement described above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	1	3
BARON NEW ASIA FUND
Retail Shares	$148	$459
Institutional Shares	$122	$381
R6 Shares	$122	$381

COMMENT 3: Summary Prospectus— Baron New Asia Fund—Principal Investment Strategies of the Fund

Comment: Does the Registrant intend to suggest that it will be investing in debt when it refers to “preferred stocks, instruments or issue” in the principal investment strategy of the Fund? If it does not, consider removing those terms from the principal investment strategy. In addition, the language of paragraph (B) in the principal investment strategy is duplicative of, and, in some instances, may be in conflict with the language of paragraph (A) in the principal investment strategy of the Fund. The Registrant should consider removing paragraph (B).

Response: The Registrant does not intend to suggest that it will be investing in debt as part of its principal investment strategy. In addition, after reviewing the language in the principal investment strategy of the Fund section of the summary prospectus of Baron New Asia Fund as suggested by the Staff, the Registrant agrees with the Staff and will remove the reference to “preferred stocks” as well as paragraph (B) from the disclosure in the Registrant’s 485BPOS Registration Statement filing on April 30, 2021.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino
General Counsel

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